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                                                                       EXHIBIT 3

                              [TRIDENT LETTERHEAD]

                                August 18, 1998

Dear Fellow Stockholders:

     Trident Microsystems, Inc.'s Board of Directors has adopted a Shareholder Rights Plan (the "Plan"). We have attached a summary of the principal terms of the Plan and we urge you to read it carefully.

     The Plan is designed to protect your interests in the event the Company is confronted with an unsolicited takeover attempt. The Plan contains provisions designed to deter unsolicited offers that do not treat all stockholders equally, acquisitions of significant blocks of shares in the open market without paying a control premium and other coercive takeover tactics which may impair the Board's ability to represent your interests fully. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares of the Company's Common Stock. The Plan is similar to plans adopted by over 1,500 publicly held companies, and was adopted by the Board of Directors after consultation with the Company's investment bankers and counsel. We consider the Plan to be an effective tool in protecting your equity investment, while not preventing a fair acquisition offer.

     The Plan is not intended to prevent a takeover of the Company and will not do so. It is designed to deal with unilateral actions by a hostile acquiror that are calculated to deprive the Board of Directors and the Company's stockholders of the ability to take actions to maximize stockholder value. The Plan does not preclude the Board of Directors from considering or accepting an offer to acquire all or part of the Company, if the Board of Directors believes the offer to be in the best interests of the Company's stockholders. The Plan has not been adopted in response to any known effort to acquire control of the Company.

     The adoption of the Plan does not weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or you, and will not change the way in which you can trade the Company's common stock. As explained in detail in the enclosed summary of the Plan, the Rights can only be exercised if and when a situation arises which the Plan was created to address.

     You are not required to take any action at this time. We recommend, however, that you read the attached summary of the many features of the Plan, and retain the summary with your Trident Microsystems, Inc. stock certificates or records. If you should require further information, a copy of the Plan can be obtained from the Company's Secretary.

     The Board of Directors believes that the adoption of the Plan represents a sound and reasonable means of preserving the long-term value of the Company for all of its stockholders. We want to thank all stockholders for their continued support.

                                        Very truly yours,

                                        /s/ FRANK C. LIN
                                        -------------------------------------
                                        President and Chief Executive Officer